VWR FUNDING, INC.

100 Matsonford Road

P.O. Box 6660

Radnor, Pennsylvania 19087-8660

April 22, 2013

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	VWR Funding, Inc.
Registration Statement on Form S-4
SEC File No. 333-187731, originally filed on April 4, 2013

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, VWR Funding, Inc. (the “Issuer”), Anachemia Chemicals, LLC, Anachemia Mining, LLC, AMRESCO, LLC, BioExpress, LLC, Sovereign Scientific, LLC, VWR, Inc., VWR International, LLC and VWR Management Services, LLC (collectively with the Issuer, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (SEC File No. 333-187731), as amended (the “Registration Statement”), to 4:30 p.m. Eastern Time, on April 24, 2013 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000, as soon as the Registration Statement has been declared effective.

Sincerely,

VWR Funding, Inc.

By:	/s/ James M. Kalinovich
Name:	James M. Kalinovich
Title:	Vice President and Treasurer

Anachemia Chemicals, LLC
Anachemia Mining, LLC
AMRESCO, LLC
BioExpress, LLC
Sovereign Scientific, LLC
VWR, Inc.
VWR International, LLC

By:	/s/ James M. Kalinovich
Name:	James M. Kalinovich
Title:	Vice President and Treasurer

VWR Management Services, LLC

By:	VWR International, LLC
Its:	Sole Member

By:	/s/ James M. Kalinovich
Name:	James M. Kalinovich
Title:	Vice President and Treasurer